Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet
May 12, 2025

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due May 14, 2027
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (positive outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TNH4 / US89236TNH40
Trade Date:	May 12, 2025
Original Issue Date:	May 15, 2025 (T+3)
Stated Maturity Date:	May 14, 2027
Principal Amount:	$500,000,000
Price to Public:	100.000%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.850% / $499,250,000
Interest Rate Basis:	Compounded SOFR Index
Spread:	+71 basis points
Minimum Interest Rate:	0.000%
Interest Reset Period:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on Compounded SOFR Index determined as of August 12, 2025, plus the Spread, accruing from May 15, 2025.
Interest Payment Dates:	Each February 14, May 14, August 14 and November 14, beginning on August 14, 2025 (short first coupon) and ending on the Stated Maturity Date
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each Interest Reset Date.
Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).
Observation Period:	In respect of an Interest Period, the period from and including two U.S. Government Securities Business Days preceding the first date of the Interest Period to but excluding two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding the two U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC

Co-Managers:	Deutsche Bank Securities Inc. Loop Capital Markets LLC Nomura Securities International, Inc. Standard Chartered Bank Academy Securities, Inc. CastleOak Securities, L.P.
DTC Number:	#187
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,000,000,000 aggregate principal amount of 4.500% Medium-Term Notes, Series B due May 14, 2027 and (ii) $750,000,000 aggregate principal amount of 4.800% Medium-Term Notes, Series B due May 15, 2030 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Selling Restrictions

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.